Exhibit 2.1

ASSET PURCHASE AGREEMENT
by and among
Loew-Cornell, Inc.,
as Purchaser,
Innovo, Inc.,
as Seller
and
Innovo Group, Inc.
Dated as of May 17, 2005

TABLE OF CONTENTS

PREAMBLE		1

ARTICLE I: DEFINITIONS		1

ARTICLE II: PURCHASE OF ASSETS; CONSIDERATION		6
2.1	Purchased Assets	6
2.2	Excluded Assets	6
2.3	Assumed Liabilities	6
2.4	Excluded Liabilities	7
2.5	Consideration	7
2.6	Delivery and Inspection of Purchased Inventory; Adjustment to Purchase Price	8
2.7	Closing; Effective Date	9
2.8	Allocation of Purchase Price; Taxes	9
2.9	Required Consents for Assigned Contracts	10

ARTICLE III: REPRESENTATIONS AND WARRANTIES OF SELLER		10
3.1	Organization	10
3.2	Authorization; Enforceability	10
3.3	No Violation or Conflict	11
3.4	Consents of Governmental Authorities and Others	11
3.5	Conduct of Business	11
3.6	Litigation; Disputes	11
3.7	Brokers	12
3.8	Compliance	12
3.9	Financial Statements	12
3.10	Absence of Undisclosed Liabilities	12
3.11	Title to and Condition of Personal Property	13
3.12	Real Property	13
3.13	Leases	13
3.14	Insurance	13
3.15	Governmental Authorizations	14
3.16	Intellectual Property	14
3.17	Customers and Suppliers; Supplies	14
3.18	Related Parties	15
3.19	Labor	15
3.20	Employee Benefit Plans	16
3.21	Tax Matters	16
3.22	Material Agreements	17
3.23	Guaranties	18
3.24	Products	18
3.25	Environmental and Safety Matters	19
3.26	Inventory Valuation	20
3.27	Absence of Certain Business Practices	20
3.28	Insolvency	20
3.29	Disclosure	20

ARTICLE IIIA: REPRESENTATIONS AND WARRANTIES OF SELLER PARENT 21
3A.1	Organization	21
3A.2	Authorization; Enforceability	21
3A.3	No Violation or Conflict	21
3A.4	Consents of Governmental Authorities and Others	21
3A.5	Brokers	22

ARTICLE IV: REPRESENTATIONS AND WARRANTIES OF PURCHASER		22
4.1	Organization	22
4.2	Authorization; Enforceability	22
4.3	No Violation or Conflict	22
4.4	Consent of Governmental Authorities	23
4.5	Brokers	23

ARTICLE V: INDEMNIFICATION		23
5.1	Survival of the Representations and Warranties	23
5.2	Investigation	23
5.3	Indemnification Generally	23

ARTICLE VI: CLOSING; DELIVERIES		27
6.1	Closing Date Deliveries by Seller	27
6.2	Closing Date Deliveries by Purchaser	28

ARTICLE VII: ADDITIONAL AGREEMENTS		29
7.1	Non-competition	29
7.2	General Confidentiality	30
7.3	Continuing Obligations; Equitable Remedies	30
7.4	Bulk Sale Act	31
7.5	Access and Information	31
7.6	Customer and Supplier Relationships after Closing	31
7.7	Trademark License	32
7.8	Transitional Services; Goods in Transit; Certain Assigned Purchase Orders	32

ARTICLE VIII: MISCELLANEOUS		33
8.1	Notices	33
8.2	Entire Agreement	34
8.3	Binding Effect	34
8.4	Assignment	34
8.5	Waiver and Amendment	34
8.6	No Third Party Beneficiary	34
8.7	Severability	34
8.8	Expenses	35
8.9	Headings	35
8.10	Counterparts; Facsimile Transmission	35
8.11	Time of Essence	35
8.12	Injunctive Relief	35
8.13	Remedies Cumulative	35

ii

8.14	Governing Law	35
8.15	Jurisdiction and Venue	35
8.16	Participation of Parties	36
8.17	Further Assurances	36
8.18	Publicity	36
EXHIBITS AND SCHEDULES

EXHIBITS
Exhibit A	Bill of Sale, Assignment and Assumption Agreement
Exhibit B	Supply Agreement (Mexico)
Exhibit C	Consulting Agreement

SCHEDULES
Schedule 2.1	Purchased Assets
Schedule 2.1(a)(i)	Assigned Contracts— Customer Purchase Orders
Schedule 2.1(a)(ii)	Assigned Contracts—Supplier Purchase Orders
Schedule 2.1(b)	Seller’s Warehouse Inventory
Schedule 2.2	Excluded Assets
Schedule 2.8	Allocation of Purchase Price
Schedule 3.1	Seller Jurisdictions of Qualification
Schedule 3.3	No Violation or Conflict (Seller)
Schedule 3.5	Conduct of Business
Schedule 3.6(a)	Litigation; Disputes
Schedule 3.6(b)	Historical Litigation; Disputes
Schedule 3.8	Inspections
Schedule 3.9	Financial Statements
Schedule 3.10	Absence of Undisclosed Liabilities
Schedule 3.12	Real Property
Schedule 3.13	Leases
Schedule 3.14	Insurance
Schedule 3.15	Governmental Authorizations
Schedule 3.17	Customers and Suppliers
Schedule 3.18	Related Party Conflicts
Schedule 3.20	Employee Benefit Plans
Schedule 3.21	Tax Matters
Schedule 3.22	Material Agreements
Schedule 3.23	Guaranties
Schedule 3.24	Products
Schedule 3.26	Certain Inventory
Schedule 3A.3	No Violation or Conflict (Seller Parent)
Schedule 4.3	No Violation or Conflict (Purchaser)
Schedule 7.1	Certain Non-Competition Customers
Schedule 7.8(b)	Purchase Orders—Goods in Transit

iii

ASSET PURCHASE AGREEMENT, dated as of May 17, 2005, by and among Loew-Cornell, Inc., a New Jersey corporation (“Purchaser”); Innovo, Inc., a Texas corporation (“Seller”); and Innovo Group, Inc., a Delaware corporation (“Seller Parent”).
PREAMBLE
WHEREAS, Seller is in the business of licensing, distributing, marketing and selling certain craft and craft accessory products including, without limitation, tote bags, aprons and certain canvas products (the “Business”); and
WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, on a going concern basis, certain of the assets, properties, and goodwill of Seller relating to the Business subject to the terms and conditions set forth herein; and
WHEREAS, Seller is a wholly owned subsidiary of Seller Parent and Seller Parent will directly and/or indirectly benefit from the transactions contemplated by this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants, representations and warranties hereafter set forth, the receipt and sufficiency of which the parties hereto acknowledge, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
In addition to terms defined elsewhere in this Agreement, the following terms when used in this Agreement shall have the meanings indicated below:
“Affiliate” shall mean with respect to a specified Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with such Person.
“Agreement” shall mean this Asset Purchase Agreement together with all schedules referred to herein.
“Allocation Schedule” shall have the meaning set forth in Section 2.8.
“Applicable Law” shall mean, with respect to any Person, any international, national, regional, state or local treaty, statute, law, ordinance, rule, administrative action, regulation, order, writ, injunction, judgment, decree or other requirement of any Governmental Authority and any requirements imposed by common law or case law, applicable to such Person or any of their respective properties, assets, officers, directors, employees, consultants or agents in connection with their activities on behalf of such Person. Applicable Law includes, without limitation, Environmental and Safety Requirements.

“Assigned Contracts” shall mean each of those contracts, agreements and understandings set forth on Schedule 2.1(a)(i) and Schedule 2.1(a)(ii) hereof.
“Assumed Liabilities” shall have the meaning set forth in Section 2.3.
“Bulk Sales Laws” shall have the meaning set forth in Section 7.4.
“Business” shall have the meaning set forth in the Preamble.
“Business Intellectual Property” shall have the meaning set forth in Section 3.16(a).
“CERCLA” shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
“Closing” shall have the meaning set forth in Section 2.7.
“Closing Date” shall have the meaning set forth in Section 2.7.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Competitive Business” shall have the meaning set forth in Section 7.1.
“Content” shall mean any and all information, pictures, images, graphics, video, text, and any other content or information, in whatever form or on any media.
“Encumbrances” shall mean all mortgages, security interests, liens, claims, charges, encumbrances or pledges of any kind or nature.
“Environmental and Safety Requirements” shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law, in each case concerning public health and safety, worker health and safety and pollution or protection of the environment (including, without limitation, all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any hazardous or otherwise regulated materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation);
“ERISA” shall have the meaning set forth in Section 3.20.
“Excluded Assets” shall have the meaning set forth in Section 2.2.
“Excluded Liabilities” shall have the meaning set forth in Section 2.4.

“Financial Statements” shall mean the unaudited balance sheet and related statement of profit and loss and cash flows of the Seller for (a) the one year period ended November 27, 2004, (b) the three month period ended February 28, 2005, and (c) the one month periods ended March 26, 2005 and April 23, 2005, each prepared in accordance with GAAP; provided, however, that interim financial statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items.
“FLSA” shall mean the Fair Labor Standards Act, as amended.
“GAAP” shall mean United States generally accepted accounting principles, consistently applied.
“Governmental Authority” shall mean (a) any domestic, international, national, territorial, regional, state or local governmental authority, quasi-governmental authority, instrumentality, court, commission or tribunal or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing or other similarly recognized organization or body exercising similar powers or authority or (b) any arbitrator or mediator.
“Governmental Authorizations” shall have the meaning set forth in Section 3.15.
“Guaranty” shall mean, as to any Person, all liabilities or obligations of such Person with respect to any indebtedness or other obligations of any other Person that have been guaranteed, directly or indirectly, in any manner by such Person, through an agreement, contingent or otherwise, to purchase such indebtedness or obligation, or to purchase or sell property or services, primarily for the purpose of enabling the debtor to make payment of such indebtedness or obligation or to guarantee the payment to the owner of such indebtedness or obligation against loss, or to supply funds to or in any manner invest in the debtor, or otherwise.
“Holdback Amount” shall have the meaning set forth in Section 2.5.
“Holdback Expiration Date” shall have the meaning set forth in Section 2.5.
“Indemnified Party” shall have the meaning set forth in Section 5.3(c).
“Indemnifying Party” shall have the meaning set forth in Section 5.3(c).
“Initial Cash Payment” shall have the meaning set forth in Section 2.5(a)(i).
“Intellectual Property” shall mean the License Agreements, any United States, foreign, international and state patents and patent applications, industrial design registrations, certificates of invention and utility models (collectively, “Patents”); trademarks, service marks, and trademark or service mark registrations and applications, trade names, logos, designs, slogans, and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, “Trademarks”); Internet domain names; copyrights, copyright registrations, renewals and applications for copyrights, including without limitation for the Content and the Software (each as defined herein) (collectively, “Copyrights”); Content; Software, technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies (collectively, “Trade Secrets”), rights of privacy and publicity, including but not limited to, the names, likenesses, voices and biographical information of real persons, and all license agreements and other agreements granting rights relating to any of the foregoing.

“In-Transit Inventory” shall have the meaning set forth in Section 7.8(b).
“knowledge”, whether capitalized or lower case, when used with respect to Seller, shall mean the knowledge of Jay Furrow, Mark Crossman and Richard Quiroga, after due inquiry by them of the books and records of the Business and Seller.
“Leases” shall have the meaning set forth in Section 3.13.
“Liabilities” shall have the meaning set forth in Section 3.10.
“License Agreements” shall have the meaning set forth in Section 3.16(a).
“Litigation” shall have the meaning set forth in Section 3.6.
“Losses” shall have the meaning set forth in Section 5.3(a).
“Material Agreements” shall have the meaning set forth in Section 3.22.
“Material Adverse Change” or “Material Adverse Effect” shall mean, solely in connection with the Business, any change, event or condition of any character which has had or could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities, properties or business of Seller, on Seller’s relations with any Person, employee, customer or supplier, or on the Purchased Assets.
“Permitted Encumbrances” shall mean, collectively (a) statutory liens for Taxes, in each instance for amounts not yet due and payable; (b) those liens of landlords, carriers, warehousemen, mechanics and materialmen that are incurred in the ordinary course of business, in each instance for amounts not yet due and payable; and (c) the rights of parties to the Assigned Contracts, other than the Seller, as provided therein.
“Person,” whether or not capitalized, shall mean any natural person, corporation, unincorporated organization, partnership, limited liability company, association, joint stock company, joint venture, trust, government, agency, political subdivision of any government, or any other entity.
“Product” shall have the meaning set forth in Section 3.24.
“Purchase Price” shall have the meaning set forth in Section 2.5(a).

“Purchased Assets” shall mean those assets in connection with the Business set forth on Schedule 2.1 including, without limitation, the Purchased Inventory, the Business Intellectual Property and the Assigned Contracts, together with all goodwill in connection therewith.
“Purchased Inventory” shall have the meaning set forth in Section 2.6(a).
“Purchased Inventory Inspection” shall have the meaning set forth in Section 2.6(a).
“Purchased Inventory Notice” shall have the meaning set forth in Section 2.6(b).
“Purchased Inventory Threshold” shall have the meaning set forth in Section 2.6(b).
“Purchaser” shall have the meaning set forth in the introductory paragraph hereof.
“Purchaser Ancillary Documents” shall mean those agreements, instruments and documents specified in Sections 6.2(b) and (d) hereof.
“Purchaser Indemnified Parties” shall have the meaning set forth in Section 5.3(a).
“Purchaser’s Warehouse” shall mean the warehouse of the Purchaser located at 11130 Bloomfield Avenue, Santa Fe Springs, California 90670.
“Related Party” shall have the meaning set forth in Section 3.18.
“Release” shall have the meaning set forth in CERCLA.
“Restricted Period” shall have the meaning set forth in Section 7.1.
“Right of Set-Off” shall have the meaning set forth in Section 5.3(f).
“Securities” shall mean, individually and/or collectively, all of the outstanding capital stock of Seller.
“Seller” shall have the meaning set forth in the introductory paragraph hereof.
“Seller Ancillary Documents” shall mean those agreements, instruments and documents specified in Sections 6.1(b), (c) and (i) hereof.
“Seller Indemnified Parties” shall have the meaning set forth in Section 5.3(b).
“Seller Leased Property” shall have the meaning set forth in Section 3.12.
“Seller Parent” shall have the meaning set forth in the introductory paragraph hereof.
“Seller’s Warehouse” shall mean the warehouse of Seller located at 5804 East Slauson Avenue, Commerce, California 90040.

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code form, (b) databases, compilations, and any other electronic data files, including any and all collections of data, whether machine readable or otherwise, (c) descriptions, flow-charts, technical and functional specifications, and other work product used to design, plan, organize, develop, test, troubleshoot and maintain any of the foregoing, (d) without limitation to the foregoing, the software technology supporting any functionality contained on Seller’s Internet site(s), and (e) all documentation, including technical, end-user, training and troubleshooting manuals and materials, relating to any of the foregoing.
“Subsidiary” of any Person shall mean any Person, whether or not capitalized, in which such Person owns, directly or indirectly, an equity interest of more than fifty percent (50%), or which may be controlled, directly or indirectly, by such Person.
“Tangible Property” shall have the meaning set forth in Section 3.11.
“Tax Group” shall have the meaning set forth in Section 3.21.
“Tax” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties and tariffs, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
“Threshold Amount” shall have the meaning set forth in Section 5.3(d).
ARTICLE II
PURCHASE OF ASSETS; CONSIDERATION
2.1 Purchased Assets.
Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Seller shall sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall purchase from Seller, on a going concern basis, free and clear of all Encumbrances (except for Permitted Encumbrances), all right, title and interest in, to and under the Purchased Assets.
2.2 Excluded Assets.
Notwithstanding the provisions of Section 2.1 hereof, the Purchased Assets shall not include those assets set forth on Schedule 2.2 hereto.

2.3 Assumed Liabilities. On the Closing Date, Purchaser shall assume and agree to discharge each of the liabilities and obligations under the Assigned Contracts arising after the Closing (the “Assumed Liabilities”). Purchaser shall not assume any other liability or obligation of Seller or Seller Parent. Notwithstanding any provision of this Agreement, none of the following shall be Assumed Liabilities:
(a)	all costs and expenses incurred by Seller or Seller Parent in connection with (a) their negotiation and preparation of this Agreement and (b) their compliance with the agreements and conditions contained herein;

(b)	all liabilities or obligations in respect of any of the Excluded Assets;

(c)	all liabilities or obligations in respect of Taxes (whether imposed on Seller, Seller Parent or any of their respective Affiliates) arising in connection with (a) the Business, the Purchased Assets, the Seller or the Seller Parent on or before the Closing Date, or (b) the sale of the Purchased Assets to Purchaser, in each case whenever such Taxes become due or payable;

(d)	all wages, compensation or benefits relating to any employees, consultants or agents of Seller or Seller Parent;

(e)	all Liabilities or obligations incurred by Seller after the Closing;

(f)	all liabilities or obligations related to, associated with or arising from the occupancy, operation, use or control of any of the Business property of Seller or Seller Parent or the operation of the Business prior to the Closing Date;

(g)	all actions, suits, investigations, claims or proceedings arising from the conduct of the Business or the Seller on or prior to the Closing Date; and

(h)	any obligation of Seller under any Assigned Contract required to be performed by Seller at or prior to Closing or arising from a waiver or forbearance granted in favor of the other party thereunder prior to the Closing, unless such waiver or forbearance is expressly set forth in such Assigned Contract.
Nothing contained in this Agreement shall require Purchaser to pay, perform or discharge any Assumed Liability as long as Purchaser shall in good faith contest or cause to be contested the amount or validity thereof.
2.4 Excluded Liabilities. Purchaser expressly does not, and shall not, assume, be deemed to assume, or be obligated to pay, perform or otherwise discharge any liability, obligation, or commitment of Seller or Seller Parent or their respective Affiliates, whether direct or indirect, known or unknown, absolute or contingent, except for the Assumed Liabilities expressly assumed by Purchaser pursuant to the Bill of Sale, Assignment and Assumption Agreement (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”).

2.5 Consideration. (a) The aggregate purchase price for the Purchased Assets shall be $1,650,000.00 (the “Purchase Price”), payable by Purchaser to Seller as follows:
(i)	$1,550,000.00 payable at the Closing in cash by wire transfer of immediately available funds to an account or accounts specified by Seller in writing at least two business days prior to the Closing (the “Initial Cash Payment”); and

(ii)	$100,000.00 (the “Holdback Amount”) payable on November 14, 2005 (the “Holdback Expiration Date”) in cash by wire transfer of immediately available funds (to an account or accounts specified by Seller in writing at least two (2) business days in advance of such date), subject to the Right of Set-Off and the other terms of this Agreement.
(b) In order to secure Seller and Seller Parent’s obligations hereunder, including, without limitation, its obligations to the customers and suppliers of the Business pursuant to Section 7.6, and their representations, warranties and covenants set forth herein, Purchaser shall retain and hold the Holdback Amount. Subject to Section 5.3(f), the Holdback Amount will be released to Seller, net of any and all set-offs taken by Purchaser in accordance with Purchaser’s Right of Set-Off, on the Holdback Expiration Date. The Holdback Amount shall be a general unsecured liability of Purchaser and shall not constitute a lien upon any particular funds or other assets of Purchaser.
2.6 Delivery and Inspection of Purchased Inventory; Adjustment to Purchase Price.
(a) Delivery of Purchased Inventory. Purchaser and Seller shall, at Purchaser’s cost, arrange for transfer from Seller’s Warehouse to Purchaser’s Warehouse within one business day after Closing, all inventory held for resale by the Business on the Closing Date and located in the Seller’s Warehouse, including, without limitation, the inventory specified on Schedule 2.1(b) hereto (the “Purchased Inventory”). Promptly upon receipt by Purchaser of the Purchased Inventory at Purchaser’s Warehouse, Purchaser will conduct a physical inventory and inspection of such Purchased Inventory (the “Purchased Inventory Inspection”). Seller and/or its representatives may attend and participate at the Purchased Inventory Inspection. Until Purchaser or its designated agents or shippers actually receives an item of Purchased Inventory on behalf of the Purchaser, all risks (including risks of damage, destruction or theft) in respect of such item shall be assumed by Seller.
(b) Purchased Inventory Threshold; Purchase Price Adjustment. Upon completion of the Purchased Inventory Inspection, Purchaser shall provide to Seller the written results thereof, which results shall include with respect to each unit counted, the cost per unit (with valuation based on lower of cost or market, as specified in such writing) and the number of obsolete, unsaleable, damaged, defective or nonconforming units (the “Purchased Inventory Notice”). Upon receipt of the Purchased Inventory Notice, Seller may object to any position taken therein in writing within five business days after receipt (in a writing that specifies the Seller’s estimated valuation for the Purchased Inventory), whereupon the parties shall use their respective good faith efforts to resolve the dispute. If the parties cannot resolve such dispute within ten days after Purchaser’s receipt of Seller’s written objection, the parties shall use their mutual efforts to hire a neutral third-party inspector who shall physically inspect, itemize and ascribe a value to such Purchased Inventory in accordance with the terms hereof in order to resolve the dispute. The party whose valuation estimation is further from the valuation determination reached by the inspector shall be responsible for all costs and fees of such inspector in connection with such inspector’s resolution of the dispute. To the extent that the value (as determined pursuant to the terms hereof) of the Purchased Inventory delivered to Purchaser’s Warehouse, is less than $695,000 (the “Purchased Inventory Threshold”), Seller shall pay to Purchaser, dollar-for-dollar, the difference between the Purchased Inventory Threshold and the aggregate value of the Purchased Inventory as determined pursuant to the terms hereof within fifteen days after such determination is made. At Purchaser’s sole option, Purchaser may exercise the Right of Set-Off with respect to any amounts due and owing to Seller hereunder by providing notice of such exercise to Seller and Seller Parent. To the extent that the value (as determined pursuant to the terms hereof) of the Purchased Inventory delivered to Purchaser’s Warehouse, is equal to or greater than the Purchased Inventory Threshold, no adjustment shall be made.
2.7 Closing; Effective Date. Subject to the terms and conditions set forth herein, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019, on the date hereof (the “Closing Date”). The Closing shall be deemed effective as of 12:01 a.m., New York City time, on the Closing Date. All proceedings to be taken and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.
2.8 Allocation of Purchase Price; Taxes.
(a) The amount of any sales Tax, use Tax, gains Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Assets or the Assumed Liabilities shall be divided equally between Seller and Purchaser and be paid by Seller to the appropriate Governmental Authority. Purchaser shall reimburse Seller within thirty (30) days after receipt of an invoice from Seller for the portion of such Taxes to be paid by Purchaser. Purchaser and Seller each agree to sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax returns with respect to, such Taxes.
(b) The consideration paid by Purchaser shall be allocated among the Purchased Assets as set forth in Schedule 2.8, and the parties hereto agree to file Internal Revenue Service Form 8594 in a manner not inconsistent with Schedule 2.8 hereto, it being agreed that such amounts reflected thereon represent the fair market value of such assets arrived at in arms length negotiations by the parties hereto. The parties hereto agree that, for financial reporting and tax purposes, they will not take any actions inconsistent with the allocations set forth on Schedule 2.8.

2.9 Required Consents for Assigned Contracts. To the extent that the assignment by Seller to Purchaser of any Assigned Contract hereunder shall require the consent of a party thereto (other than that of Seller Parent or Seller) and such consent has not been obtained by the Closing, (a) this Agreement, or any Seller Ancillary Document or Purchaser Ancillary Document, shall be deemed to assign such contract unless such an attempted assignment without such consent would constitute a breach of such contract and (b) such contract shall not be deemed an Assigned Contract under any other provision hereof. Nothing in this Section 2.9 regarding such non-assignment or such election shall limit any rights Purchaser may have against Seller Parent or Seller, if any, as a result of the failure to obtain such consent. If any consent of a third party that is necessary for the transfer of any of the Purchased Assets has not been obtained by the Closing, Seller shall continue after Closing to use its commercially reasonable efforts to obtain such consent. If an Assigned Contract is not transferred to the Purchaser pursuant to this Agreement, Seller, Seller Parent and Purchaser shall cooperate in any commercially reasonable arrangement to provide Purchaser with all of the material benefits, burdens, liabilities, obligations and expenses expressly contemplated to be assumed by Purchaser hereunder with respect to such Assigned Contract. Seller and Seller Parent shall take all commercially reasonable efforts that Purchaser requests to enforce for the Purchaser’s benefit any and all of Seller’s rights with respect to any such Assigned Contract that is not otherwise transferred pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
In order to induce Purchaser to enter into this Agreement and the Purchaser Ancillary Documents and to consummate the transactions contemplated hereby and thereby, Seller makes the representations and warranties set forth below to Purchaser.
3.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of Texas. Seller is duly qualified to conduct its business under the laws of each jurisdiction where such qualification is required. Each jurisdiction in which Seller is so qualified is listed on Schedule 3.1 hereto. Seller has the requisite power and authority (a) to own or lease its properties and (b) to conduct its business as presently conducted.
3.2 Authorization; Enforceability. Seller has all corporate power and authority to execute, deliver and perform this Agreement and each of the Seller Ancillary Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby. This Agreement and the Seller Ancillary Documents to which Seller is a party have been duly authorized by all necessary corporate action on the part of Seller and have been duly executed and delivered by Seller, and constitute the legal, valid and binding obligations of Seller and shall be enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors’ rights generally and by general principals of equity.

3.3 No Violation or Conflict. The execution, delivery and performance of this Agreement and the Seller Ancillary Documents to which Seller is a party, and the consummation by Seller of the transactions contemplated hereby and thereby: (a) do not violate or conflict with any Applicable Law to which Seller is subject or any provision of Seller’s certificate of incorporation or bylaws; and (b) except as set forth on Schedule 3.3 hereto, do not, with or without the passage of time or the giving of notice, result in the breach of, constitute a default under, give rise to a right of termination, cancellation or acceleration, or require any consent under, any instrument or agreement to which Seller is a party or by which Seller or its properties may be bound or affected, except in such instances where failure to obtain such consent, approval or authorization would not affect the Business, the Purchased Assets or the transactions contemplated by this Agreement.
3.4 Consents of Governmental Authorities and Others. Except as disclosed on Schedule 3.4, no consent, approval or authorization of, or registration, qualification or filing with any Governmental Authority, or any other Person, is required to be made or obtained by Seller in connection with the execution, delivery or performance of this Agreement, any of the Seller Ancillary Documents to which Seller is a party, or the consummation by Seller of the transactions contemplated hereby or thereby, except in such instances where failure to obtain such consent, approval or authorization would not affect the Business, the Purchased Assets or the transactions contemplated by this Agreement.
3.5 Conduct of Business. Except as disclosed on Schedule 3.5 hereto, since November 27, 2004, Seller has conducted the Business in the ordinary course of business consistent with past practices and there have been no events or series of events that have constituted a Material Adverse Effect or could reasonably be expected to result in a Material Adverse Effect. Without limiting the generality of the foregoing, except as disclosed on Schedule 3.5, since November 27, 2004, Seller has not: (a) suffered any damage, destruction or loss, whether or not covered by insurance, which has had or could have a material adverse effect on any of its properties, assets, business or prospects; (b) sold, leased, or disposed of any material assets or property; (c) granted, made or subjected itself or any of its properties or assets to any Encumbrance except Permitted Encumbrances; (d) become subject to any Guaranty; (e) changed any accounting method used by Seller or been affected by any material change in any accounting method used by Seller; (f) entered into any agreement which would be a Material Agreement, or amended or terminated any existing Material Agreement or received written notice or, to the knowledge of Sellers, oral notice, of any such amendment or termination; (g) experienced any strike, work stoppage or slowdown; (h) received notice of any adverse change in its relationship with any financial institution, customer or supplier with which it currently does business, nor is Seller aware of any circumstance that could reasonably be expected to lead to such a change; or (i) entered into any agreement to do any of the foregoing.
3.6 Litigation; Disputes. (a) Except as set forth on Schedule 3.6(a), there are no actions, suits, investigations, claims or proceedings (“Litigation”) pending or, to the knowledge of Seller, threatened by or before any Governmental Authority, (a) affecting Seller (as plaintiff or defendant), the Purchased Assets or the Business or (b) against Seller relating to the transactions contemplated by this Agreement, and there exist, to the knowledge of Seller, no facts or circumstances creating any reasonable basis for the institution of any such Litigation.

(b) Except as set forth on Schedule 3.6(b), there has been no Litigation commenced against Seller in the last five years in connection with the Business. No dispute or claim exists between Seller and any of its customers, suppliers, or distributors that could reasonably be expected to have a Material Adverse Effect.
3.7 Brokers. Seller has not employed any financial advisor, broker or finder, and Seller has not incurred and shall not incur any broker’s, finder’s, investment banking or similar fees, commissions or expenses in connection with the transactions contemplated by this Agreement.
3.8 Compliance. Seller is in compliance with all Applicable Law including, without limitation, those relating to (a) the development, manufacture, distribution, marketing and sale of products and services, (b) employment, safety and health, (c) building, zoning and land use, and (d) Environmental and Safety Requirements. Seller is not subject to any judicial, governmental or administrative order, judgment or decree. Except as set forth on Schedule 3.8, neither Seller nor Seller Parent has received any written reports of inspection from a Governmental Authority in connection with the Business or the Purchased Assets during the past five (5) years. Seller has not received notice of any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Authority involving an allegation of any violation) of any Applicable Law, and to the knowledge of Seller, no investigation, inspection, audit, or other proceeding by any Governmental Authority involving an allegation of violation of any Applicable Law is threatened or contemplated. Seller has conducted its business in a manner that complies with the U.S. Foreign Corrupt Practices Act.
3.9 Financial Statements. Attached hereto as Schedule 3.9 are copies of the Financial Statements, which (a) are correct and complete in all material respects and have been prepared in accordance with the books of account and records of Seller; (b) fairly present in all material respects Seller’s financial condition and the results of its operations and cash flows at the dates and for the periods specified in those statements; and (c) have been prepared in accordance with GAAP; provided, however, that interim financial statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items.
3.10 Absence of Undisclosed Liabilities. Seller does not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, including, without limitation, liabilities on account of Taxes, other governmental charges or lawsuits brought, whether or not of a kind required by GAAP to be set forth on a financial statement (“Liabilities”), except those that are (a) fully and adequately reflected on the Financial Statements, (b) those incurred in the ordinary course of business, and (c) those set forth on Schedule 3.10 hereto. The Seller has no knowledge of any circumstances, conditions, events or arrangements which may hereafter give rise to any Liabilities of Seller except in the ordinary course of business.

3.11 Title to and Condition of Personal Property. Seller has good and marketable title to, or in the case of leased property, has a valid leasehold interest in or to the plant, machinery, equipment, furniture, leasehold improvements, fixtures, vehicles, structures, any related capitalized items and other tangible property used in the Business (the “Tangible Property”), free and clear of all Encumbrances other than Permitted Encumbrances.
3.12 Real Property. Seller does not own any fee simple interest in real property. Seller does not lease or sublease (as lessee or sublessee) any real property other than as set forth on Schedule 3.12. Schedule 3.12 sets forth the street address of the only parcel of real property leased or subleased (as lessee or sublessee) by Seller (the “Seller Leased Property”). Seller has valid leasehold title to Seller Leased Property and to all plants, buildings, and improvements thereon, free and clear of all Encumbrances other than Permitted Encumbrances.
3.13 Leases. All lease and sublease agreements and all other instruments granting leasehold interests, rights or other options, as amended to date (the “Leases”) to which Seller is a party or to which Seller’s assets are bound are set forth on Schedule 3.13 hereto. Complete copies of each of the Leases were previously provided to Purchaser. Except as set forth on Schedule 3.13, each of the Leases is valid, binding and in full force and effect, all rent and other sums and charges payable thereunder are current, no notice of default or termination under any of the Leases is outstanding, no termination event or condition or uncured default on the part of Seller or on the part of the lessor or sublessor, as the case may be, exists under the Leases, and, to the Seller’s knowledge, no event has occurred and no condition exists which, with the giving of notice or the lapse of time or both, would constitute such a default or termination event or condition. All of the properties subject to the Leases are used solely in the conduct of the Business. There are no liabilities (other than rent and other sums and charges that are regularly payable) associated with any of the Leases including, without limitation, any liability under any Environmental and Safety Requirements which is or which may become payable by Purchaser.
3.14 Insurance. Schedule 3.14 sets forth a true and complete list of all insurance policies providing insurance coverage of any nature to Seller. Seller has previously provided Purchaser with true and complete copies of all of such insurance policies, as amended to the date hereof. All of such policies are in full force and effect and are valid and enforceable in accordance with their terms, and Seller has complied, in all material respects, with the terms and conditions of such policies, including making all required premium payments. All applications for such policies are accurate in all material respects. No claims have been made against any of the insurance policies set forth on Schedule 3.14.

3.15 Governmental Authorizations. Schedule 3.15 lists all authorizations, consents, approvals, franchises, licenses and permits required under Applicable Law for the operation of the Business as presently operated (the “Governmental Authorizations”). All of the Governmental Authorizations have been duly issued or obtained and are in full force and effect, and Seller is in compliance with the terms and conditions of all of the Governmental Authorizations. To Seller’s knowledge, no fact, condition, or violation exists which could cause the Governmental Authorizations not to be renewed by the appropriate Governmental Authorities in the ordinary course or which could cause the revocation, termination, suspension, or impairment of any Governmental Authorization.
3.16 Intellectual Property. Seller does not use any Intellectual Property in connection with the Business other than the Trademark “Designed by Tulip” or “Tulip” and the Trademarks described in Section 7.7. All claims relating to the “Designed by Tulip” and “Tulip” Trademark against the Seller and the Business are being released pursuant to a release delivered herewith. There are no claims or suits pending or, to Seller’s knowledge, threatened, and Seller has not received any notice of a third party claim or suit alleging that Seller’s activities or the conduct of the Business infringes upon or constitutes the unauthorized use of Intellectual Property rights of any third party, nor alleging libel, slander, defamation, or other violation of a personal right. There are no settlements, injunctions, forbearances to sue, consents, judgments, or orders or similar obligations to which Seller is a party or is otherwise bound, which (i) restrict Seller’s rights to use any Intellectual Property or (ii) restrict the Business in order to accommodate a third party’s Intellectual Property rights.
3.17 Customers and Suppliers; Supplies. Schedule 3.17 sets forth (a) a list of the ten largest customers (measured by dollar volume) of the Business for the twelve-month period ending November 27, 2004 and the five-month period ending April 23, 2005, together with the approximate total sales to each such customer; and (b) a list of the ten largest suppliers of the Business, together with the approximate total amount of purchases made from such suppliers for the twelve-month period ending November 27, 2004 and the five-month period ending April 23, 2005. Seller has not received notice of, and Seller has no knowledge that, there has been, or will be, any Material Adverse Change in the relations of Seller with the customers and suppliers of the Business as a result of the announcement or consummation of the transactions contemplated by this Agreement and Seller has not received notice of, and has no knowledge that, any significant customer or supplier of the Business has terminated or is contemplating terminating its relationship with Seller. Seller has not received notice of, and Seller has no knowledge that, any of the customers or suppliers of the Business set forth on Schedule 3.17 has experienced any type of work stoppage or other material adverse circumstances or conditions that may jeopardize or adversely affect the future relationship with any customer or supplier of the Business set forth on Schedule 3.17. Seller does not have any pending disputes or controversies with any of the customers or suppliers of the Business set forth on Schedule 3.17, and Seller has not received notice of, and Seller has no knowledge of, any state of facts which is reasonably likely to impair the relationship of the Business with such customers or suppliers. Except as set forth in Schedule 3.17 or as set forth in the Material Agreements listed on Schedule 3.22, Seller has no agreements with any of the suppliers or customers of the Business in connection with any portion of the plant, tooling, equipment or other physical property used by such parties or their designees.

3.18 Related Parties. Except as set forth on Schedule 3.18, Seller nor any current or former (within the past three years) director, officer or employee of Seller, or, to the knowledge of Seller any of their family members (individually a “Related Party” and collectively the “Related Parties”), or any Affiliate of Seller or, to Seller’s knowledge any Affiliate of any Related Party: (a) owns, directly or indirectly, any interest in any Person that is a competitor of the Business, or a supplier or customer of the Business (except as an owner of five percent or less of the stock of any company listed on a national securities exchange or traded in the over-the-counter market); (b) owns, directly or indirectly, in whole or in part, any property, asset or right, real, personal or mixed, tangible or intangible (including, but not limited to, any of the intangible property) that is utilized in the operation of the Business; (c) has an interest in or is, directly or indirectly, a party to any contract, agreement, lease or arrangement relating to the Business; or (d) has any cause of action or other claim whatsoever against Seller.
3.19 Labor. (a) There is no strike, sympathy strike, sit-down, slow-down, stay-in, sick-out, walk-out, picketing, work stoppage, retarding of work or boycott affecting the Business (all of the foregoing referred to as “work interference”), and Seller has no knowledge of any pending or threatened work interference. Seller does not have knowledge of any issues that reasonably could be expected to give rise to any work interference affecting the Business. No claims have been made or are pending or exist that might give rise to any work interference.
(b) Seller has not engaged, and shall not engage, in any reduction in force which triggers any obligations under the WARN Act.
(c) To Seller’s knowledge, Seller has not engaged contractors who (i) if subject to the Fair Labor Standards Act (the “FLSA”), are not in compliance with the FLSA, including provisions relating to the use of “oppressive child labor” or “oppressive industrial work” or (ii) if not subject to the FLSA, are not in compliance with the analogous laws in the jurisdiction in which such work is being conducted, each in connection with the manufacture of the Products sold by the Business.
(d) Seller is in full and complete compliance with all present and past collective bargaining agreements, memoranda of agreement, side letters, court, administrative, arbitration, ADR, or mediation decisions or awards, wage or benefit schedules and all other documents which reflect or pertain to understandings or practices communicated or agreed upon between Seller and any union representatives. There are no complaints, charges, claims, allegations or grievances pending or to the knowledge of Seller, threatened, that pertain to: (i) any federal, state or local labor, employment, wage or hour, workers compensation, disability or unemployment law, regulation or ordinance; (ii) any claim for wrongful discharge, breach of employment contract or employment-related tort; (iii) any breach of restrictive covenant, non-competitive agreement or employee confidentiality agreement.

3.20 Employee Benefit Plans. (a) Except as set forth on Schedule 3.20 hereto, Seller does not have and has not had any defined contribution plan and is not part of a controlled group contributing to any defined contribution plan. Seller does not contribute to any pension, profit-sharing, option, other incentive plan, or any other type of Employee Benefit Plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or have any obligation to or customary arrangement with employees for bonuses, incentive compensation, vacations, severance pay, insurance, or other benefits, except as set forth in Schedule 3.20 and it is not part of a controlled group with regard to any of the foregoing. Seller has furnished to Purchaser true and correct copies of all documents evidencing plans, obligations, or arrangements referred to in Schedule 3.20 (or true and correct written summaries of such plans, obligations, or arrangements to the extent not evidenced by documents) and true and correct copies of all documents evidencing trusts relating to any such plans. No Employee Benefit Plan of Seller or of any plan of any controlled group relating to Seller is, or during the last three years was, subject to Title IV of ERISA.
(b) There is no investigation, litigation, arbitration, claim, governmental or other proceeding (formal or informal), pending and, to the knowledge of Seller, there is no litigation, arbitration, claim, governmental or other proceeding (formal or informal), or investigation threatened with respect to any such Employee Benefit Plan or related trust or with respect to any fiduciary, administrator, or sponsor (in its capacity as such) of any such Employee Benefit Plan. Seller does not have any Employee Pension Benefit Plans (as defined in Section 3(2) of ERISA) and is not part of any controlled group that has any Employee Pension Benefit Plan.
(c) Seller does not contribute nor does it have an obligation to contribute to any multi-employer Pension Plan within the meaning of Section 3(37) of ERISA and Seller is not part of any controlled group that contributes, or has an obligation to contribute, to any multi-employer Pension Plan.
3.21 Tax Matters. (a) Seller has previously delivered to Purchaser true, correct and complete copies of each of the federal, state, local, and other income tax returns filed by Seller for the past three fiscal years which were due, without regard to any extensions granted, on or before the date hereof. All tax returns and tax reports required to be filed with respect to the income, operations, business or assets of Seller or each affiliated, combined or unitary group (“Tax Group”) of which Seller has been a member have been timely filed with the appropriate governmental agencies in all jurisdictions in which such returns and reports are required to be filed. All of the foregoing as filed are true, correct and complete and, in all material respects, reflect accurately all liability for Taxes of Seller for the periods to which such returns relate, and all amounts shown as owing thereon have been paid. Seller has timely withheld and paid all Taxes required by Applicable Law to have been withheld and paid (or have been provided for by adequate reserves in the Financial Statements) in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed, and all similar items coming due between April 23, 2005 and the Closing Date will have been fully paid by that date or provided for by adequate reserves, whether or not any such Taxes were reported or reflected in any tax returns or filings.

(b) Except as set forth in Schedule 3.21, no taxation authority has sought to audit, and Seller has not received notice of an audit of, the records of Seller for the purpose of verifying or disputing any tax returns, reports or related information and disclosures provided to such taxation authority, or for Seller’s alleged failure to provide any such tax returns, reports or related information and disclosure. No claims, deficiencies, or assessments have been asserted against or inquiries raised with Seller with respect to any Taxes or other governmental charges or levies which have not been paid or otherwise satisfied, including claims that, or inquiries whether, Seller has not filed a tax return that it was required to file and, to Seller’s knowledge, there exists no reasonable basis for the making of any such claims or inquiries. Seller nor any member of a Tax Group have reported on its income tax returns any positions taken therein that could give rise to a substantial understatement of federal or other income tax within the meaning of Section 6662 of the Code or similar statute.
(c) No claim has been made, nor does Seller know of any claim that is pending, by an authority in any jurisdiction where Seller files tax returns alleging that Seller is or may be subject to taxation in that jurisdiction.
3.22 Material Agreements. (a) Schedule 3.22 sets forth a list of all material written and oral agreements (together with a brief description of each of the material terms of any such oral agreements) relating to Seller (except with respect to the Leases, which are set forth on Schedule 3.13, and are hereby incorporated by reference into Schedule 3.22 and made a part thereof), including without limitation any:
(i)	agreements or series of agreements resulting in a commitment or potential commitment for expenditure or other obligation, or providing for the receipt or potential receipt, of at least Ten Thousand Dollars ($10,000.00) in any single instance, or in any series of related agreements;

(ii)	indenture, mortgage, promissory note, loan agreement, Guaranty or other agreement or commitment for the borrowing or lending of money or encumbrance of assets;

(iii)	agreement which restricts Seller from engaging in any line of business or from competing with any other Person;

(iv)	warranties made with respect to products manufactured, packaged, distributed or sold by Seller;

(v)	any other contract, agreement, instrument, arrangement or commitment that is material to the condition (financial or otherwise), results of operation, assets, properties, liabilities, business or prospects of the Business; and

(vi)	all open purchase orders with suppliers and customers of the Business
(collectively, and together with the Leases and other agreements required to be disclosed on any schedule to this Agreement, the “Material Agreements”). Seller has previously furnished to Purchaser true, complete and correct copies of all written agreements, as amended, required to be listed on Schedule 3.22.
(b) Each of the Material Agreements is in full force and effect and is the valid and legally binding obligations of Seller and, to Seller’s knowledge, the other parties thereto, each enforceable in accordance with its terms, subject only to bankruptcy, insolvency or similar laws affecting the rights of creditors generally and to general equitable principles. Seller has not received notice of its default under any of the Material Agreements, including any agreement relating to borrowed money to which Seller is a party or to which it or its assets are bound or subject, and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a default by Seller thereunder. Neither Seller nor, to Seller’s knowledge, any of the other parties to any of the Material Agreements is in default thereunder, nor has an event occurred which, with the passage of time or the giving of notice or both would constitute a default by such other party thereunder. Seller has not received notice of the pending or threatened cancellation, revocation or termination of any of the Material Agreements, including, without limitation, any agreements relating to borrowed money to which Seller is a party or to which it or its assets are bound or subject, nor, to Seller’s knowledge, are there any facts or circumstances that could lead to any such cancellation, revocation or termination.
3.23 Guaranties. Except as set forth on Schedule 3.23, Seller is not a party to any Guaranty, and no Person is a party to any Guaranty for the benefit of Seller.
3.24 Products. (a) Seller has not received notice of, and Seller does not have any knowledge of, any set of facts that (i) could furnish a basis for the recall, withdrawal or suspension of any product, Governmental Authorization, approval or consent of any Governmental Authority with respect to any product that has been distributed or sold by Seller prior to the date hereof (a “Seller Product”), (ii) could furnish a basis for the recall, withdrawal or suspension of any Seller Product by order of any state, federal or foreign court of law, or (iii) could have a material adverse effect on the continued operation of any facility of Seller or the Business or that could otherwise cause Seller or the Business to recall, withdraw or suspend any Seller Product from the market or to change the marketing classification of any Seller Product. Seller has not received any written notice that there are, and Seller does not have any knowledge of, any defects in the design, specifications, or manufacturing processes of any Seller Product that is reasonably likely to give rise to any Losses or that will cause such Seller Product not to be useable as intended or marketed.

(b) Seller has not received notice of, and Seller does not have any knowledge of, any set of facts that (i) could furnish a basis for the recall, withdrawal or suspension of any product, Governmental Authorization, approval or consent of any Governmental Authority with respect to any product that is being sold as part of the Purchased Assets (a “Purchased Business Product”), (ii) could furnish a basis for the recall, withdrawal or suspension of any Purchased Business Product by order of any state, federal or foreign court of law, or (iii) could have an adverse effect on the continued operation of any facility of the Seller or the Business or that could otherwise cause Seller or the Business to recall, withdraw or suspend any Purchased Business Product from the market or to change the marketing classification of any Purchased Business Product. Seller has not received any written notice that there are, and Seller does not have any knowledge of, any defects in the design, specifications, or manufacturing processes of any Purchased Business Product that is reasonably likely to give rise to any Losses or that will cause such Purchased Business Product not to be useable as intended or marketed.
(c) Schedule 3.24 sets forth (i) the current landed unit cost paid by the Business for each Product of the Business (inclusive of all shipping, tariffs, custom duties and insurance costs), (ii) the tariffs, duties and rate codes for each Product that is imported by the Business and (iii) the current unit cost currently being paid for each such Product by the top six customers of the Business (based on revenue generated in the fiscal year of Seller ending November 27, 2004), net of all rebates and discounts. Except as set forth on Schedule 3.24, (A) none of the tariffs, duties and rate codes for each of the Products that are imported and sold by the Business has changed since November 27, 2004, and (B) Seller has not received notice of any, and to Seller’s knowledge there are no, changes or amendments pending to the tariffs, duties and rate codes for each of the Products that are imported and sold by the Business.
3.25 Environmental and Safety Matters. (a) Except as would not have a Material Adverse Effect, Seller has complied with and is currently in compliance with all Environmental and Safety Requirements and Seller has not received any oral or written notice, report or information regarding any Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) or any corrective, investigatory or remedial obligations arising under Environmental and Safety Requirements which relate to Seller or any of their respective properties or facilities. Without limiting the generality of the foregoing, except as would not have a Material Adverse Effect, Seller has obtained and complied with, and is currently in compliance with, all permits, licenses and other authorizations that may be required pursuant to any Environmental and Safety Requirements for the occupancy of its properties or facilities or the operation of its businesses as it is presently being conducted, as it has been conducted in the past and as it is proposed to be conducted in the future.
(b) Neither this Agreement nor the consummation of the transactions contemplated by this Agreement shall impose any obligations on Seller or Purchaser to arrange for, request, or conduct a site investigation or cleanup or to provide notice to or obtain the consent of any Governmental Authority or third party, under any Environmental and Safety Requirements.

(c) Seller has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or Released any substance (including, without limitation, any hazardous substance), or owned, occupied or operated any facility or property, so as to give rise to Liabilities of Seller for response costs, natural resource damages or attorneys fees pursuant to CERCLA, or any other Environmental and Safety Requirements. Without limiting the generality of the foregoing, no facts, events or conditions relating to the past or present properties, facilities or operations of Seller, prevent, hinder or limit continued compliance with Environmental and Safety Requirements, give rise to any corrective, investigatory or remedial obligations pursuant to Environmental and Safety Requirements or give rise to any other Liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental and Safety Requirements (including, without limitation, those Liabilities relating to onsite or offsite Releases or threatened Releases or hazardous materials, substances or wastes, personal injury, property damage or natural resources damage).
(d) Seller has not either expressly or by operation of law, assumed or undertaken any liability or corrective, investigatory or remedial obligation of any other Person relating to any Environmental and Safety Requirements.
3.26 Inventory Valuation. The raw materials, work in process, spare parts, and other inventory of Seller as set forth on the Financial Statements was, and the raw materials, work in process, spare parts, and other inventory of Seller currently is, in usable or salable condition in the ordinary course of business at the amounts carried on the Financial Statements and currently on the books and records of Seller, respectively. Except as set forth on Schedule 3.26, the Purchased Inventory is not obsolete or excessive and are of at least the standard quality for such items.
3.27 Absence of Certain Business Practices. None of Seller, its Related Parties or its Affiliates or, to Seller’s knowledge, any other Person acting on behalf of Seller or any individual related to any of the foregoing Persons, acting alone or together, has with respect to the business or activities of Seller: (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, trading company, shipping company, governmental employee or other Person with whom Seller has done business directly or indirectly; or (b) directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, trading company, shipping company, governmental employee or other Person who is or may be in a position to help or hinder the business of Seller (or assist Seller in connection with any actual or proposed transaction) which (i) may subject Seller to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, may have had a Material Adverse Effect or (iii) if not continued in the future, may materially adversely affect the Business or subject Seller to suit or penalty in any private or governmental litigation or proceeding.
3.28 Insolvency. Seller is able to pay its debts as they mature and the transfer of the Purchased Assets by Seller to Purchaser in accordance with the terms of this Agreement shall not constitute a voidable preference or transfer in fraud of any creditor under applicable federal or state insolvency law.
3.29 Disclosure. No representation or warranty of Seller contained in this Agreement or any of the Seller Ancillary Documents, and no certificate furnished by or on behalf of Seller to Purchaser or their agents pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby, contains or will contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading.

ARTICLE IIIA
REPRESENTATIONS AND WARRANTIES OF SELLER PARENT
In order to induce Purchaser to enter into this Agreement and the Purchaser Ancillary Documents and to consummate the transactions contemplated hereby and thereby, Seller Parent makes the representations and warranties set forth below to Purchaser.
3A.1 Organization. Seller Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Seller Parent has the requisite power and authority (a) to own or lease its properties and (b) to conduct its business as presently conducted. There is no pending or threatened legal action for the dissolution, liquidation, insolvency or rehabilitation of Seller Parent.
3A.2 Authorization; Enforceability. Seller Parent has all corporate power and authority to execute, deliver and perform this Agreement and each of the Seller Ancillary Documents to which it is a party, and to consummate the transactions contemplated hereby and thereby. This Agreement and the Seller Ancillary Documents to which Seller Parent is a party have been duly authorized by all necessary corporate action on the part of Seller parent and have been duly executed and delivered by Seller Parent, and constitute the legal, valid and binding obligations of Seller Parent and shall be enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors’ rights generally and by general principals of equity.
3A.3 No Violation or Conflict. The execution, delivery and performance of this Agreement and the Seller Ancillary Documents to which Seller Parent is a party, and the consummation by Seller Parent of the transactions contemplated hereby and thereby: (a) do not violate or conflict with any Applicable Law to which Seller Parent is subject or any provision of Seller Parent’s certificate of incorporation or bylaws; and (b) except as set forth on Schedule 3A.3 hereto, do not, with or without the passage of time or the giving of notice, result in the breach of, constitute a default under, give rise to a right of termination, cancellation, or acceleration of performance or loss of benefit or require any consent under, any instrument or agreement to which Seller Parent is a party or by which Seller Parent or its respective properties may be bound or affected, except in such instances where failure to obtain such consent, approval or authorization would not affect the Business, the Purchased Assets or the transactions contemplated by this Agreement.
3A.4 Consents of Governmental Authorities and Others. No consent, approval or authorization of, or registration, qualification or filing with any Governmental Authority, or any other Person, is required to be made or obtained by Seller Parent in connection with the execution, delivery or performance of this Agreement, any of the Seller Ancillary Documents to which Seller Parent is a party, or the consummation by Seller Parent of the transactions contemplated hereby, except in such instances where failure to obtain such consent, approval or authorization would not affect the Business, the Purchased Assets or the transactions contemplated by this Agreement.

3A.5 Brokers. Seller Parent has not employed any financial advisor, broker or finder, and Seller Parent has not incurred and shall not incur any broker’s, finder’s, investment banking or similar fees, commissions or expenses in connection with the transactions contemplated by this Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
In order to induce Seller and Seller Parent to enter into this Agreement and the Seller Ancillary Documents, as applicable, and to consummate the transactions contemplated hereby and thereby, Purchaser makes the representations and warranties set forth below to Seller and Seller Parent.
4.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of New Jersey. Purchaser has the requisite power and authority (i) to own or lease its properties and (ii) to conduct its business as presently conducted. There is no pending or threatened legal action for the dissolution, liquidation, insolvency or rehabilitation of Purchaser.
4.2 Authorization; Enforceability. Purchaser has all requisite right, power and authority to execute, deliver and perform this Agreement and the Purchaser Ancillary Documents and each other agreement, instrument or document contemplated to be executed or delivered hereby or thereby by Purchaser and to consummate the transactions contemplated hereby and thereby. This Agreement and the Purchaser Ancillary Documents have been duly authorized by all necessary corporate action on the part of Purchaser, have been duly executed and delivered by Purchaser, and constitute the legal, valid and binding obligations of Purchaser and shall be enforceable in accordance with their respective terms, except to the extent that their enforcement is limited by bankruptcy, insolvency, reorganization or other laws relating to or affecting the enforcement of creditors’ rights generally and by general principals of equity.
4.3 No Violation or Conflict. The execution, delivery and performance of this Agreement and the Purchaser Ancillary Documents and the consummation by Purchaser of the transactions contemplated hereby and thereby: (a) do not violate or conflict with any Applicable Law to which Purchaser is subject or any provision of Purchaser’s certificate of incorporation or bylaws; and (b) do not, with or without the passage of time or the giving of notice, result in the breach of, constitute a default under, give rise to a right of termination, cancellation, or acceleration of performance or loss of benefit or require any consent under, any instrument or agreement to which Purchaser is a party or by which Purchaser or its properties may be bound or affected, except in such instances where failure to obtain such consent, approval or authorization would not affect the Business, the Purchased Assets or the transactions contemplated by this Agreement.

4.4 Consent of Governmental Authorities. No consent, approval or authorization of, or registration, qualification or filing with any Governmental Authority is required to be made or obtained by Purchaser in connection with the execution, delivery or performance by Purchaser of this Agreement or the Purchaser Ancillary Documents, or the consummation by Purchaser of the transactions contemplated hereby and thereby, except in such instances where failure to obtain such consent, approval or authorization would not affect the Business, the Purchased Assets or the transactions contemplated by this Agreement.
4.5 Brokers. Purchaser shall not incur any broker’s, finder’s, investment banking or similar fees, commissions or expenses, in connection with the transactions contemplated by this Agreement, other than those that will be paid in the ordinary course of Purchaser’s business.
ARTICLE V
INDEMNIFICATION
5.1 Survival of the Representations and Warranties. The representations and warranties of Seller, Seller Parent and Purchaser set forth in this Agreement, the Seller Ancillary Documents and the Purchaser Ancillary Documents shall survive the Closing Date for a period of two years after the Closing Date; provided, that the representations and warranties set forth in (i) Sections 3.1, 3.2, 3.11, 3.20, 3.21, 3.24 and 3.25 of Article III hereof, (ii) Sections 3A.1 and 3A.2 of Article IIIA hereof and (iii) Sections 4.1 and 4.2 of Article IV hereof shall survive the Closing and remain in effect until the expiration of the applicable statute of limitations.
5.2 Investigation. The representations, warranties, covenants and agreements set forth in this Agreement shall not be affected or diminished in any way by any investigation (or failure to investigate) at any time by or on behalf of the party for whose benefit such representations, warranties, covenants and agreements were made. All statements contained herein or in any schedule, certificate, exhibit, list or other document delivered pursuant hereto, shall be deemed to be representations and warranties for purposes of this Agreement.
5.3 Indemnification Generally.
(a) By Seller and Seller Parent. Seller and Seller Parent, agree, jointly and severally, to be responsible for and shall pay and indemnify and hold harmless Purchaser and its respective directors, officers, employees and agents (the “Purchaser Indemnified Parties”) from, against and in respect of, the full amount of any and all liabilities, damages, claims, deficiencies, fines, assessments, losses, Taxes, penalties, interest (collectively, “Losses”), costs and expenses, including, without limitation, reasonable fees and disbursements of counsel arising from, in connection with, or incident to (i) any breach of, violation of or inaccuracy of any of the representations or warranties of Seller or Seller Parent contained in this Agreement or any of the Seller Ancillary Documents; (ii) any breach or violation of any of the covenants or agreements of Seller or Seller Parent contained in this Agreement or any of the Seller Ancillary Documents; (iii) any and all Taxes and related penalties, interest or other charges for any unaccrued or unreported Tax liabilities with respect to Seller, Seller Parent or the Purchased Assets for all periods prior to and including the Closing Date; (iv) any and all claims arising out of, relating to, resulting from or caused (whether in whole or in part) by any transaction, event, condition, occurrence or situation in any way relating to Seller or the conduct of its business arising or occurring on or prior to the Closing Date without regard to whether such claim exists on the Closing Date or arises at any time thereafter; (v) any failure to comply with the Bulk Sales Law under Section 7.4 hereof or any applicable Bulk Sales Law; (vi) any claim or cause of action by any party against the Purchaser Indemnified Parties with respect to the Seller, the conduct of the Business by the Seller, or the Purchased Assets, first arising on or prior to the Closing Date other than the Assumed Liabilities, or any Liabilities of Seller and its Affiliates other than the Assumed Liabilities; (vii) a proven claim based upon the fraud of Seller or Seller Parent (or their respective employees, officers or directors); (viii) the use by Purchaser of the Trademarks “Tulip” or “Designed by Tulip” in connection with the sale of Purchased Inventory in the manner historically used by the Business, and (viii) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses incidental to any of the foregoing.
(b) By Purchaser. Purchaser agrees to indemnify and hold harmless Seller and Seller Parent and its respective directors, officers, employees and agents (the “Seller Indemnified Parties”) from, against and in respect of, the full amount of any and all liabilities, damages, claims, deficiencies, fines, assessments, losses, Taxes, penalties, interest, costs and expenses, including, without limitation, reasonable fees and disbursements of counsel arising from, in connection with, or incident to (i) any breach of, violation of or inaccuracy of any of the representations or warranties of Purchaser contained in this Agreement or any of the Purchaser Ancillary Documents; (ii) any breach or violation of any of the covenants or agreements of Purchaser contained in this Agreement or any of the Purchaser Ancillary Documents; (iii) any claim or cause of action by any party against the Seller Indemnified Parties with respect to the conduct of the Business by the Purchaser, the Purchased Assets, (other than the Excluded Liabilities) or the Assumed Liabilities first arising after the Closing Date; (iv) a proven claim based upon the fraud of Purchaser (or its respective employees, officers or directors); and (v) any and all actions, suits, proceedings, demands, assessments or judgments, costs and expenses incidental to any of the foregoing.
(c) Indemnity Procedure. A party or parties hereto agreeing to be responsible for or to indemnify against any matter pursuant to this Agreement is referred to herein as the “Indemnifying Party” and the other party or parties claiming indemnity is referred to as the “Indemnified Party”.
(i) An Indemnified Party under this Agreement shall, with respect to claims asserted against such party by any third party, give written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity under this Agreement, to the extent reasonably possible, not later than ten days prior to the date any answer or responsive pleading is due, and with respect to other matters for which the Indemnified Party may seek indemnification, give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, that any failure to give such notice will not waive any rights of the Indemnified Party, except to the extent the rights of the Indemnifying Party are materially prejudiced.

(ii) The Indemnifying Party shall have the right, at its election, to take over the defense or settlement of such claim by giving written notice to the Indemnified Party at least ten (10) days prior to the time when an answer or other responsive pleading or notice with respect thereto is required. If the Indemnifying Party makes such election, it may conduct the defense of such claim through counsel of its choosing (subject to the Indemnified Party’s approval of such counsel, which approval shall not be unreasonably withheld), shall be solely responsible for the expenses of such defense and shall be bound by the results of its defense or settlement of the claim. The Indemnifying Party shall not settle any such claim without prior notice to and consultation with the Indemnified Party and no such settlement involving any equitable relief or which might have an adverse effect on the Indemnified Party may be agreed to without the written consent of the Indemnified Party. So long as the Indemnifying Party is diligently contesting any such claim in good faith, the Indemnified Party may pay or settle such claim only at its own expense and the Indemnifying Party will not be responsible for the fees of separate legal counsel to the Indemnified Party, unless the named parties to any proceeding include both parties and representation of both parties by the same counsel would be inappropriate in the reasonable opinion of the Indemnified Party. If the Indemnifying Party does not make such election, or having made such election does not, in the reasonable opinion of the Indemnified Party proceed diligently to defend such claim, then the Indemnified Party may (after written notice to the Indemnifying Party), at the expense of the Indemnifying Party, elect to take over the defense of and proceed to handle such claim in its discretion and the Indemnifying Party shall be bound by any defense or settlement that the Indemnified Party may make in good faith with respect to such claim. In connection therewith, the Indemnifying Party will fully cooperate with the Indemnified Party should the Indemnified Party elect to take over the defense of any such claim.
(iii) The parties agree to cooperate in defending such third party claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party shall reasonably request with respect to any matter for which indemnification is sought hereunder, and the parties hereto agree to cooperate with each other in order to ensure the proper and adequate defense thereof.
(iv) With regard to claims of third parties for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party upon the earlier to occur of: (i) the entry of a judgment against the Indemnified Party and the expiration of any applicable appeal period, or if earlier, five days prior to the date that the judgment creditor has the right to execute the judgment; (ii) the entry of an unappealable judgment or final appellate decision against the Indemnified Party; or (iii) a settlement of the claim. Notwithstanding the foregoing, provided that there is no good faith dispute as to the applicability of indemnification, the reasonable expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party if such expenses are a liability of the Indemnifying Party. With regard to other claims for which indemnification is payable hereunder, such indemnification shall be paid by the Indemnifying Party immediately upon demand by the Indemnified Party.

(d) Limitations on Indemnification. (i) Anything in this Agreement to the contrary notwithstanding, Seller and Seller Parent shall not be liable to the Purchaser Indemnified Parties for any Losses in respect of Section 5.3(a)(i) (and only Section 5.3(a)(i)) until the amounts which Purchaser Indemnified Parties would otherwise be entitled to receive as indemnification under this Agreement aggregate at least $25,000 (the “Threshold Amount”), at which time Purchaser Indemnified Parties shall be indemnified dollar-for-dollar to the extent any liability with respect to such matters exists without regard to the Threshold Amount; provided, that the indemnification provisions set forth in Section 5.3(a)(i) with respect to a breach, violation or inaccuracy of (I) Sections 3.1, 3.2, 3.11, 3.20, 3.21, 3.24(a) or 3.25 of Article III, or (II) Sections 3A.1 or 3A.2 of Article IIIA shall not be subject to the limitations set forth in this Section 5.3(d)(i) and the Purchaser Indemnified Parties shall be indemnified dollar-for-dollar to the extent any liability with respect to such matters exists without regard to the Threshold Amount.
(ii) Anything in this Agreement to the contrary notwithstanding, the Purchaser shall not be liable to the Seller Indemnified Parties for any Losses in respect of Section 5.3(b)(i) (and only Section 5.3(b)(i)) until the amounts which Seller Indemnified Parties would otherwise be entitled to receive as indemnification under this Agreement aggregate at least the Threshold Amount, at which time Seller Indemnified Parties shall be indemnified dollar-for-dollar to the extent any liability with respect to such matters exists without regard to the Threshold Amount; provided, that the indemnification provisions set forth in Section 5.3(b)(i) with respect to a breach of Sections 4.1 or 4.2 of Article IV shall not be subject to the limitations set forth in this Section 5.3(d)(ii) and Seller Indemnified Parties shall be indemnified dollar-for-dollar to the extent any liability with respect to such matters exists without regard to the Threshold Amount.
(e) Limited Indemnification Ceiling. (i) The Seller and Seller Parent’s aggregate liability for Losses under this Agreement pursuant to Section 5.3(a)(i) shall not exceed an amount equal to the Purchase Price; provided, that the indemnification provisions set forth in Section 5.3(a)(i) with respect to a breach, violation or inaccuracy of (I) Sections 3.1, 3.2, 3.11, 3.20, 3.21, 3.24(a) or 3.25 of Article III, or (II) Sections 3A.1 or 3A.2 of Article IIIA shall not be subject to the limitations set forth in this Section 5.3(e)(i).
(ii) The Purchaser’s aggregate liability for Losses under this Agreement pursuant to Section 5.3(b)(i) shall not exceed an amount equal to the Purchase Price; provided, that the indemnification provisions set forth in Section 5.3(b)(i) with respect to a breach, violation or inaccuracy of Sections 4.1 or 4.2 of Article IV shall not be subject to the limitations set forth in this Section 5.3(e)(ii).

(f) Right of Set-Off. Should any claims be made by Purchaser against Seller or Seller Parent, whether pursuant to the provisions of Sections 5.3(a), any of the Seller Ancillary Documents, or otherwise, Purchaser may, without limitation, set-off and deduct, in such order as Purchaser shall determine (the “Right of Set-Off”), such amount from any payments or obligations otherwise owing to Seller or Seller Parent, including the Holdback Amount. With respect to any exercise of a Right of Set-Off by Purchaser, provided that the claims of Purchaser underlying such exercise could reasonably be cured by Seller or Seller Parent within a fifteen day period, Purchaser shall provide Seller and Seller Parent fifteen days prior written notice and a fifteen day opportunity to cure the underlying claims of Purchaser to which such exercise relates, and during such fifteen day period negotiate in good faith with Seller and Seller Parent to resolve such underlying claims.
ARTICLE VI
CLOSING; DELIVERIES
6.1 Closing Date Deliveries by Seller. At the Closing, Seller and/or Seller Parent shall deliver each of the following to Purchaser:
(a)	a copy of Seller and Seller Parent’s Certificate of Incorporation certified as of a date within thirty days prior to the Closing Date by the Secretary of State of the state of each such party’s jurisdiction of organization, together with a certificate of good standing of Seller and Seller Parent issued as of a date within thirty days prior to the Closing Date by the Secretary of State of the state of each such party’s jurisdiction of organization;

(b)	certificates of the secretaries or other officers of Seller and Seller Parent, dated the Closing Date, in form and substance reasonably satisfactory to Purchaser, as to (i) a specimen of the Certificate of Incorporation of such party and that no change has been effected to such Certificate of Incorporation since the date certified by the Secretary of State of the state of such party’s jurisdiction of organization; (ii) a specimen of the Bylaws of such party; and (iii) the resolutions of the Board of Directors of such party (and, with respect to Seller, the holders of all of the capital stock of Seller), authorizing the execution, delivery and performance of this Agreement, the Seller Ancillary Documents to which such parties are party, and the transactions contemplated hereby and thereby;

(c)	a counterpart of the Bill of Sale, Assignment and Assumption Agreement in the form annexed hereto as Exhibit A, duly executed by Seller;

(d)	certificate of title or origin (or like documents) with respect to any of the Purchased Assets for which a certificate of title or origin is required in order to transfer title;

(e)	a counterpart of the Supply Agreement (Mexico) in the form annexed hereto as Exhibit B, duly executed by Azteca Production International, Inc.;

(f)	a counterpart of the Consulting Agreement in the form annexed hereto as Exhibit C, duly executed by AK Sourcing Ltd. and Kong Wai Kuen;

(g)	all consents, waivers or approvals required of any third party with respect to transfer of the Purchased Assets or the consummation of the transactions contemplated by this Agreement, including, but not limited to, parties to the Material Agreements;

(h)	evidence that all Encumbrances, other than Permitted Encumbrances, on the Purchased Assets have been, or at Closing shall be, discharged and released, including without limitation, the Encumbrances in favor of the CIT Group;

(i)	such other instruments of transfer or conveyance as Purchaser may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Purchaser;

(j)	a release from Duncan Enterprises and Seller in favor of Purchaser, Seller and Seller Parent relating to the use of the “TULIP” and “DESIGNED BY TULIP” trademarks; and

(k)	such other documents and instruments as Purchaser or its counsel may reasonably request.
In addition to the foregoing deliveries, Seller shall take all steps and actions as Purchaser may reasonably request or as otherwise may be necessary to put Purchaser in actual possession or control of the Purchased Assets.
6.2 Closing Date Deliveries by Purchaser. At Closing, Purchaser shall deliver each of the following to Seller:
(a)	a wire transfer of funds (provided that Seller shall, at least two business days prior to Closing, shall have furnished appropriate wire instructions) to Seller in the aggregate amount of the Initial Cash Payment;

(b)	a Bill of Sale, Assignment and Assumption Agreement in the form annexed hereto as Exhibit A, duly executed by Purchaser;

(c)	a certificate of good standing of Purchaser issued as of a date within thirty days prior to the Closing Date by the Secretary of State of the State of New Jersey;

(d)	a certificate, dated the Closing Date, of an officer of Purchaser, setting forth the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery and performance of this Agreement, the Purchaser Ancillary Documents and the transactions contemplated hereby and thereby;

(e)	such other documents and instruments as Seller or its counsel may reasonably request.
ARTICLE VII
ADDITIONAL AGREEMENTS
7.1 Non-competition. For purposes of this Section 7.1, all references to Purchaser shall be deemed to include all of the affiliates, successors and assigns of Purchaser, and all references to Seller and Seller Parent shall be deemed to include Seller, Seller Parent, and their respective Affiliates, successors, assigns, heirs, and personal and legal representatives. Seller and Seller Parent acknowledge that in order to assure Purchaser that Purchaser will retain the value of the Purchased Assets as a “going concern,” Seller and Seller Parent agree, on the terms set forth in this Section 7.1, not to utilize their special knowledge of the Business and their relationships with customers, prospective customers, suppliers and others to compete with Purchaser, subject to the terms hereafter set forth. For the Restricted Period (as defined below) Seller and Seller Parent shall not engage or have an interest, anywhere in World, alone or in association with others, as principal, officer, agent, employee, director, partner or stockholder (except as an owner of five percent or less of the stock of any company listed on a national securities exchange or traded in the over-the-counter market), or through the investment of capital, lending of money or property, rendering of services or capital, or otherwise, in any business involving, relating or similar to, directly or indirectly, the Business. During the same period, Seller and Seller Parent shall not, and shall not permit any of their employees, agents or others then under their control to, directly or indirectly, on behalf of Seller and Seller Parent, or any other Person, (i) call upon, accept Competitive Business (as defined below) from, or solicit the Competitive Business of any Person who is, or who had been at any time during the preceding five years, a customer, known prospective customer, or supplier of Seller or Seller Parent or (ii) recruit or otherwise solicit or induce any person who is an employee or consultant of, or otherwise engaged by Purchaser, or any successor to the business of Purchaser to terminate his or her employment or other relationship with Purchaser, or such successor, or hire any person who has left the employ of Purchaser, or any such successor during the preceding five years. Seller and Seller Parent shall not at any time, directly or indirectly, use or purport to authorize any Person to use any name, mark, copyright, logo, a trade dress or other identifying words or images which are the same as or similar to those used currently or in the past by Purchaser, Seller or Seller Parent in connection with any product or service in connection with the Business. Seller and Seller Parent acknowledge that compliance with the restrictions set forth in this Section 7.1 will not prevent any of them from earning a livelihood. As used herein, the “Restricted Period” shall mean, a period equal to five years beginning on the Closing Date. As used herein, the phrase “Competitive Business” means any business competitive with the Business; provided, that Competitive Business shall not be construed to include the sale or distribution of any branded accessory product, including branded tote bags, whether directly or indirectly through one or more intermediaries, to customers other than the customers set forth on Schedule 7.1, and their successors and assigns.

7.2 General Confidentiality. For purposes of this Section 7.2, all references to Seller and Seller Parent shall be deemed to include Seller, Seller Parent and their respective Affiliates. Seller and Seller Parent acknowledge that the intangible property and all other confidential or proprietary information with respect to the business and operations of the Business and the Purchased Assets are, after the Closing Date, valuable, special and unique assets of Purchaser. Seller and Seller Parent shall not, at any time after the Closing Date, disclose, directly or indirectly, to any Person, or use or purport to authorize any Person to use any confidential or proprietary information with respect to the Business or the Purchased Assets, whether or not for their own benefit, without the prior written consent of Purchaser unless required by law, including without limitation, (i) trade secrets, designs, formulae, drawings, intangible property, diagrams, techniques, research and development, specifications, data, know-how, formats, marketing plans, business plans, budgets, strategies, forecasts and client data; (ii) information relating to products, (iii) the names of customers and contacts, the marketing strategies, the names of its vendors and suppliers, the cost of materials and labor, the prices obtained for services sold (including the methods used in price determination, manufacturing and sales costs), lists or other written records used in the Business, compensation paid to employees and consultants and other terms of employment, production operation techniques or any other confidential information of, about or pertaining to the Business, and any other information and material relating to any customer, vendor, licensor, licensee, or other party in connection with the Business, (iv) all tangible material that embodies any confidential and proprietary information as well as all records, files, memoranda, reports, price lists, drawings, plans, sketches and other written and graphic records, documents, equipment, and the like and (vi) any other confidential information or trade secrets which Seller or Seller Parent may acquire or develop in connection with or as a result of the performance of its performance of the terms and conditions of this Agreement, excepting only such information as is already known to the public or which may become known to the public without any fault of Seller or Seller Parent in violation of any confidentiality restrictions. Seller and Seller Parent acknowledge that Purchaser would not enter into this Agreement without the assurance that all such confidential and proprietary information will be used for the exclusive benefit of Purchaser.
7.3 Continuing Obligations; Equitable Remedies. The restrictions set forth in Sections 7.1 and 7.2 are considered by the parties to be reasonable for the purposes of protecting the value of the business and goodwill of Purchaser and the Purchased Assets. Purchaser, Seller and Seller Parent acknowledge that Purchaser would be irreparably harmed and that monetary damages would not provide an adequate remedy to Purchaser in the event the covenants contained in Sections 7.1 and 7.2 were not complied with in accordance with their terms. Accordingly, Seller and Seller Parent agree that any breach or threatened breach by any of them of any provision of Sections 7.1 or 7.2 shall entitle Purchaser to injunctive and other equitable relief to secure the enforcement of these provisions, in addition to any other remedies (including damages) which may be available to Purchaser. If Seller, Seller Parent or any of its Affiliates breaches the covenant set forth in Section 7.1, the running of the non-compete period described therein shall be tolled for so long as such breach continues. It is the desire and intent of the parties that the provisions of Sections 7.1, and 7.2 be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. If any provisions of Section 7.1 relating to the time period, scope of activities or geographic area of restrictions is declared by a court of competent jurisdiction to exceed the maximum permissible time period, scope of activities or geographic area, as the case may be, the time period, scope of activities or geographic area shall be reduced to the maximum which such court deems enforceable. If any provisions of Section 7.1 or 7.2 other than those described in the preceding sentence are adjudicated to be invalid or unenforceable, the invalid or unenforceable provisions shall be deemed amended (with respect only to the jurisdiction in which such adjudication is made) in such manner as to render them enforceable and to effectuate as nearly as possible the original intentions and agreement of the parties. In addition, if any party brings an action to enforce Sections 7.1 or 7.2 hereof or to obtain damages for a breach thereof, the prevailing party in such action shall be entitled to recover from the non-prevailing party all attorney’s fees and expenses incurred by the prevailing party in such action.
7.4 Bulk Sale Act. Purchaser and Seller acknowledge that, in effecting the transactions contemplated hereby, neither Purchaser nor Seller has taken any steps to comply with the Bulk Sales Law of California, Delaware, Texas or Tennessee, if any, or any other jurisdiction. Notwithstanding the foregoing, Seller covenant and agree to pay and discharge promptly and when due, and in all respects to defend the Purchaser against, all claims of creditors (other than as respects the Assumed Liabilities) that are asserted against the Purchaser by reason of noncompliance with any such Bulk Sales Law.
7.5 Access and Information. Seller and Seller Parent will permit Purchaser and its representatives to have reasonable access to Seller’s directors, managers, officers, employees, agents, assets and properties and all relevant books, records and documents of or relating to the Purchased Assets and Assumed Liabilities during normal business hours and will furnish to Purchaser such information, financial records and other documents relating to Seller as concerns the Purchased Assets and Assumed Liabilities as Purchaser may reasonably request. Seller and Seller Parent will permit Purchaser and its representatives reasonable access to Seller’s accountants, auditors, customers and suppliers for consultation or verification of any information obtained by Purchaser as concerns the Purchased Assets and Assumed Liabilities and will use their best efforts to cause such Persons to cooperate with Purchaser and its representatives in such consultations and in verifying such information.
7.6 Customer and Supplier Relationships after Closing. Purchaser, Seller and Seller Parent acknowledge that after the Closing, Seller will have outstanding accounts receivable and open purchase orders (among other agreements) with the customers and suppliers of the Business in connection with the conduct of the Business prior to Closing. Seller and Seller Parent agree to (i) after Closing, immediately (but in no event more than two business days after receipt) deliver, transmit and refer to Purchaser any new purchase orders or inquiries for purchase orders relating to the Business; (ii) use their commercially reasonable efforts not to injure any relationships of the Business in the collection of receivables from customers of the Business (iii) to consult with Purchaser in the collection of such receivables to ensure that the goodwill of the Business and the relationships with such customers are not injured after the Closing and (iv) not institute any legal or other collection proceedings (or deliver receivables to a collection agency) with respect to such receivables of the Business without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed. After the Closing, other than with respect to the Assumed Liabilities, Seller and Seller Parent shall honor the terms of all purchase orders, agreements and understandings entered into with the suppliers and customers of the Business including, without limitation, such terms relating to payment, refunds, credits and returns, and in connection therewith use their commercially reasonable efforts not to injure any relationships of the Business.
7.7 Trademark License. Seller grants to Purchaser an irrevocable, non-exclusive, royalty free, license to use, sell, import and distribute anywhere in the world any product referenced in Exhibit B or Exhibit C bearing the name INNOVO (or any derivative) or any other Trademarks that are currently set forth on, or attached to, the Purchased Inventory for the greater of (i) three (3) years and (ii) for so long as any Purchased Inventory quantities remain. Seller represents that it is the owner or authorized user of all Trademarks set forth on, or attached to, the Purchased Inventory, that it may transfer the rights set forth herein to use such Trademarks to the Purchaser hereunder and that after Closing, Purchaser shall have the valid right to sell each item of Purchased Inventory containing such Trademarks. To Seller’s knowledge, Purchaser’s use of such Trademarks will not violate or otherwise infringe upon or conflict with the Intellectual Property of rights of any third party.
7.8 Transitional Services; Goods in Transit; Certain Assigned Purchase Orders. (a) For a period of sixty days after the Closing, Seller shall provide to Purchaser transitional services in connection with the Purchased Assets and the Business, including, but not limited to, services relating to sales and sales support, vendor and supply logistics, customer service as well as such other transition support services as may be reasonably requested by Purchaser from time to time during such transition period.
(b) Set forth on Schedule 7.8(b) is a schedule of purchase orders representing finished goods to be held for resale by the Business which are in transit from the suppliers of the Business located in Mexico and Asia (the “In-Transit Inventory”). Within five business day(s) after receipt by Seller at Seller’s Warehouse, Purchaser and Seller shall arrange, at Purchaser’s cost, for the transfer of such items to Purchaser’s Warehouse. Until Purchaser or its designated agents or shippers actually receives an item of In-Transit Inventory, all risks (including risks of damage, destruction or theft) in respect of such item shall be assumed by Seller. Subject to exercise of the Right of Set Off, Purchaser shall, in respect of each item of In-Transit Inventory received and accepted by Purchaser, pay to Seller or, at Purchaser’s option, pay directly to the supplier of such inventory on behalf of the Seller, the amount of the invoice in respect thereof within 15 days after receipt of such items by Purchaser.
(c) After Closing, Seller and Purchaser shall arrange with the suppliers of the Business to substitute the Purchaser for the Seller on each of the purchase orders set forth on Schedule 2.1(a)(ii) and to add Purchaser’s Warehouse as the final delivery destination for the goods to be delivered pursuant to such purchase orders.

ARTICLE VIII
MISCELLANEOUS
8.1 Notices. Any notice, demand, claim or other communication under this Agreement shall be in writing and shall be sent by certified mail, return receipt requested, postage prepaid; telegraph; facsimile transmission (with proof of sending); cable; or overnight courier to the following addresses (or to such other address as a party to receive such notice shall specify to the other parties hereto in accordance with the provisions of this section):

If to Purchaser:

Loew-Cornell, Inc.
563 Chestnut Avenue
Teaneck, NJ 07660
Attn.: Michael Cornell
Fax: (201) 808-6201

with a mandatory copy to:

Jarden Corporation
555 Theodore Fremd Avenue
Suite B-302
Rye, NY 10580
Attn.: Desiree DeStefano
            John Belniak
Fax: (914) 967-9405

and to

Kane Kessler, P.C.
1350 Avenue of the Americas
26th Floor
New York, NY 10019
Attn.: Robert L. Lawrence, Esq.
            Mitchell D. Hollander, Esq.
Fax: (212) 245-3009
If to Seller or Seller Parent:

Innovo Group, Inc.
5804 East Slauson Avenue
Commerce, CA 90040
Attn.: Marc Crossman
Fax: (323) 201-3846

with a mandatory copy to:

Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, NY 10022-2524
Attn.: Steve Pesner, Esq.
Fax: (212) 872-1002
All such notices and communications shall be deemed effective as follows: if mailed, on the third business day following deposit in the mail; if sent by telegraph, facsimile transmission, or cable, when delivered to the telegraph or cable company or when sent by facsimile transmission, as the case may be, or if by overnight courier, on the day following delivery to the courier; provided that if such day is not a business day, such notice or communication shall be deemed effective on the next succeeding business day.

8.2 Entire Agreement. This Agreement contains every obligation and understanding between the parties relating to the subject matter hereof and merges all prior discussions, negotiations and agreements, if any, between them, and none of the parties shall be bound by any conditions, definitions, understandings, warranties or representations other than as expressly provided or referred to herein.
8.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives, legal representatives, and permitted assigns.
8.4 Assignment. This Agreement may not be assigned by any party without the written consent of the other party; provided, that Purchaser may assign this Agreement to a corporation, partnership, or limited liability company of which Purchaser or its parent, Jarden Corporation maintains majority control.
8.5 Waiver and Amendment. Any representation, warranty, covenant, term or condition of this Agreement which may legally be waived, may be waived, or the time of performance thereof extended, at any time by the party hereto entitled to the benefit thereof, and any term, condition or covenant hereof (including, without limitation, the period during which any condition is to be satisfied or any obligation performed) may be amended by the parties thereto at any time. Any such waiver, extension or amendment shall be evidenced by an instrument in writing executed on behalf of the appropriate party or parties. No waiver, whether express or implied, by any party hereto of such party’s rights under any provision of this Agreement shall constitute a waiver of such party’s rights under such provision at any other time or a waiver of such party’s rights under any other provision of this Agreement. No failure by any party hereto to take any action against any breach of this Agreement or default by another party shall constitute a waiver of the former party’s right to enforce any provision of this Agreement or to take action against such breach or default or any subsequent breach or default by such other party.
8.6 No Third Party Beneficiary. Except as specifically set forth herein, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.
8.7 Severability. In the event that any one or more of the provisions contained in this Agreement shall be declared invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect, and such invalid, void or unenforceable provision shall be interpreted as closely as possible to the manner in which it was written. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. If any provision of this Agreement relating to a time period or scope of activities is declared by a court of competent jurisdiction to exceed the maximum permissible time period or scope of activities, as the case may be, the time period or scope of activities shall be reduced to the maximum which such court deems enforceable.

8.8 Expenses. Each party agrees to pay, without right of reimbursement from the other party, the costs incurred by it in connection with the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, costs in connection with the preparation of this Agreement, and fees and disbursements of counsel, accountants and consultants employed by such party in connection herewith.
8.9 Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.
8.10 Counterparts; Facsimile Transmission. This Agreement may be executed in any number of counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.
8.11 Time of Essence. Wherever time is specified for the performance of any act or the payment of any funds, time shall be considered of the essence.
8.12 Injunctive Relief. It is possible that remedies at law may be inadequate and, therefore, the parties hereto shall be entitled to equitable relief including, without limitation, injunctive relief, specific performance or other equitable remedies in addition to all other remedies provided hereunder or available to the parties hereto at law or in equity.
8.13 Remedies Cumulative. No remedy made available by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or existing at law or in equity.
8.14 Governing Law. This Agreement has been entered into and shall be construed and enforced in accordance with the laws of the State of New York without reference to the choice of law principles thereof.

8.15 Jurisdiction and Venue. This Agreement shall be subject to the exclusive jurisdiction of the courts of New York County, New York. The parties to this Agreement agree that any breach of any term or condition of this Agreement shall be deemed to be a breach occurring in the State of New York by virtue of a failure to perform an act required to be performed in the State of New York and irrevocably and expressly agree to submit to the jurisdiction of the courts of the State of New York for the purpose of resolving any disputes among the parties relating to this Agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement, or any judgment entered by any court in respect hereof brought in New York County, New York, and further irrevocably waive any claim that any suit, action or proceeding brought in New York County, New York has been brought in an inconvenient forum.
8.16 Participation of Parties. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly and no presumption or burden of proof shall arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement.
8.17 Further Assurances. The parties hereto shall deliver any and all other instruments or documents required to be delivered pursuant to, or necessary or proper to give effect to, all of the terms and provisions of this Agreement including, without limitation, all instruments of transfer as may be necessary to transfer ownership of the Purchased Assets.
8.18 Publicity. No public announcement or other publicity regarding this the Agreement or the transactions contemplated hereby shall be made prior to or after the date hereof without the prior written consent of Purchaser and Seller as to form, content, timing and manner of distribution. Notwithstanding the foregoing, nothing in this Agreement shall preclude any party or its affiliates from making any public announcement or filing pursuant to (a) any federal or state securities law, rule or regulation or (b) any rule of any stock exchange on which the stock of such party or any of its direct or indirect parent companies are traded.

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.

Seller:	Innovo, Inc.
	By:	/s/ Marc Crossman
		Name:	Marc Crossman
		Title:	CEO

Seller Parent:	Innovo Group, Inc.
	By:	/s/ Marc Crossman
		Name:	Marc Crossman
		Title:	CEO

Purchaser:	Loew-Cornell, Inc.
	By:	/s/ Michael Cornell
		Name:	Michael Cornell
		Title:	President